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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.

(Registrant) By:\s\ Roland M. Larsen (Signature)*

Date: September 23, 2004 President & CEO

* Print the name and title of the signing officer under his signature.

NOTICE TO SHAREHOLDERS FOR THE SIX MONTHS ENDED JULY 31, 2004

ROYAL STANDARD MINERALS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2004 audited consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Disclosure Required Under National Instrument 51-102 - "Continuous Disclosure Obligations" - Part 4.3(3)(a)

The auditor of Royal Standard Minerals Inc. has not performed a review of the unaudited consolidated financial statements for the three and six months ended July 31, 2004 and July 31, 2003.

ROYAL STANDARD MINERALS INC. CONSOLIDATED BALANCE SHEETS (PREPARED BY MANAGEMENT) (Expressed in United States Dollars)

July 31,		January 31,
2004		2004
(Unaudited)		(Audited)
ASSETS
Current
Cash and cash equivalents	$ 1,250,915	$ 189,732
Funds held in trust	75,000	75,000
Investments	8,000	8,000
Receivables	1,207	559
	1,335,122	273,291
Equipment	45,415	52,656
Exploration properties (Note 2)	1,773,224	1,253,444
	$ 3,153,761	$ 1,579,391
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 71,676	$ 106,178
SHAREHOLDERS' EQUITY
Capital stock (Note 3)	8,717,960	7,221,581
Warrants (Note 5)	438,353	151,276
Contributed surplus	1,588,217	1,477,780
Deficit	(7,662,445)	(7,377,424)
	3,082,085	1,473,213
	$ 3,153,761	$ 1,579,391

ROYAL STANDARD MINERALS INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (PREPARED BY MANAGEMENT) (UNAUDITED) (Expressed in United States Dollars)

Three Months Ended			Six Months Ended
	July 31,		July 31,
2004		2003	2004	2003
EXPENSES
General and administrative	$48,780	$ 100,402	$80,889	$ 113,354
Consulting fees	55,093	1,017	108,218	59,773
Depreciation	3,021	3,160	6,548	3,969
Stock option compensation	110,438	-	110,438	-
Foreign exchange gain	(50,253)	(15,701)	(21,072)	(48,890)
	167,079	88,878	285,021	128,206
NET LOSS FOR THE PERIOD	(167,079)	(88,878)	(285,021)	(128,206)
DEFICIT, BEGINNING OF PERIOD	(7,495,366)	(6,862,126)	(7,377,424)	(6,822,798)
DEFICIT, END OF PERIOD	$(7,662,445)	$(6,951,004)	$(7,662,445)	$(6,951,004)

ROYAL STANDARD MINERALS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (PREPARED BY MANAGEMENT) (Expressed in United States Dollars) (UNAUDITED)

Three Months Ended Six Months Ended July 31, July 31, 2004 2003 2004 2003
ACTIVITIES Net loss for the period $ (167,079) $ (88,878) $ (285,021) $ (128,206) Add back: Depreciation 3,021 3,160 6,548 3,969 Stock option compensation 110,438 -110,438 -Changes in non-cash working capital: Receivables 1,462 (26,871) (648) (21,277) Accounts payable and accrued liabilities 13,385 17,438 (34,503) 3,558 (38,773) (95,151) (203,186) (141,956)
CASH FLOWS FROM FINANCING ACTIVITIES Issuance of common shares, net of share issue costs 56,435 886,670 1,783,456 886,670
CASH FLOWS FROM INVESTING ACTIVITIES Exploration property expenditures (496,371) (153,034) (519,087) (242,480) Equipment ---(10,883) (496,371) (153,034) (519,087) (253,363)
Change in cash and cash equivalents (478,709) 638,485 1,061,183 491,351 Cash and cash equivalents, beginning of period 1,729,624 135,896 189,732 283,030 Cash and cash equivalents, end of period $ 1,250,915 $ 774,381 $ 1,250,915 $ 774,381

1. Summary of Significant Accounting Policies

The management of Royal Standard Minerals Inc. ("Royal") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended January 31, 2004.

These statements follow the same accounting policies and methods as the most recent annual audited financial statements.

The disclosure in these interim consolidated financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended July 31, 2004 may not be indicative of the results that may be expected for the full year ending January 31, 2005.

2. Exploration properties

The following table reflects the exploration properties and expenditures during the six months ended July 31, 2004: Opening Balance Ending Balance January 31, July 31, 2004 Additions 2004

Gold Wedge Project $ Manhattan Project Como Project Railroad Project Pinon Project Fondaway Project Other

264,119 $ 372,777 $ 636,896 172,031 14,780 186,811 126,124 11,876 138,000 122,732 30,248 152,980 511,043 23,290 534,333 43,999 30,474 74,473 13,396 36,335 49,731

$ 1,253,444 $ 519,780 $ 1,773,224

3.	Capital Stock
Authorized
Unlimited number of special shares without par value
Unlimited number of common shares
JULY 31, 2004
	ISSUED	Shares	Amount
Balance, beginning of period	34,141,338	$7,221,581
Private placements, net of issue costs	7,395,000	1,635,230
Shares issued to broker as compensation	349,680	91,791
Shares issued on warrant exercise	300,000	56,434
Warrant exercise - valuation	-	12,607
Warrant valuation	-	(299,683)

Balance, end of period 42,186,018 $ 8,717,960

On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.

3. Capital Stock (continued)

i) On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN $0.25 per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.30 until February 2, 2005.

ii) On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $2,212,000 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.50 until April 15, 2006.

Canaccord Capital Corporation ("Canaccord") acted as agent and was paid an 8% commission of which $91,791 was paid by issuing 349,680 common shares and 1,438,840 warrants of the Company. The agent's warrants have the same terms as the warrants. In addition, Canaccord was paid an administration fee of $7,500 CDN.

The fair value of the common share purchase warrants and agent's warrants were estimated using the Black-Scholes pricing model based on the following assumptions:

(i)	Warrants issued on private placement
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 12 months. Value assigned to 537,500 warrants is $36,339.
(ii)	Warrants issued on private placement
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 3,160,000 warrants is $187,805.
(iii)	Agent's warrants
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,438,840 compensation warrants is $75,539.

4. Stock Options

The following table reflects the continuity of stock options:

NUMBER OF WEIGHTED AVERAGE STOCK OPTIONS EXERCISE PRICE $

Opening Balance, January 31, 2004 3,410,000 0.26 Options granted 775,000 0.36

Ending Balance, July 31, 2004 4,185,000 0.28

On May 4, 2004, 775,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit.. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $110,438 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.5%; estimated life, 5 years and volatility, 55%.

4. Stock Options (Continued)

As at July 31, 2004, the following common shares were reserved for issuance to directors, officers and employees under Royal's stock option plan:

595,000 shares at CDN $0.23 per share until May 04, 2005

880,000 shares at CDN $0.17 per share until May 25, 2006

960,000 shares at CDN $0.26 per share until April 25, 2007

655,000 shares at CDN $0.40 per share until May 13, 2007

320,000 shares at CDN $0.265 per share until December 12, 2008

775,000 shares at CDN $0.36 per share until May 4, 2009 4,185,000

5. Warrants

The following table reflects the fair value of share purchase warrants and agent's warrants currently outstanding:

Expiry Price ($) CDN Number Value ($)

February 2, 2005 0.30 July 24, 2005 0.30 July 24, 2005 0.25 April 15, 2006 0.50 April 15, 2006 0.50

537,500 36,339 3,000,000 126,063

300,000 12,607 3,160,000 187,805 1,438,840 75,539

8,436,340 438,353

6. Basic and diluted loss per share

Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share. The Company's stock options and warrants were not included in the diluted loss per share calculation because it would have had an anti-dilutive effect.

The table below shows the computation of the basic and diluted loss per share: July 31, 2004 2003

Numerator for basic and diluted loss per share: Net loss for the period $ (285,021) $ (128,206)

Denominator: Weighted average common shares 35,551,178 28,141,338 Weighted average diluted shares 35,551,178 28,141,338

Loss per share, basic 0.01 0.00 Loss per share, diluted 0.01 0.00

7. Income taxes

The estimated taxable income for the period ended is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2004 audited consolidated financial statements.